Exhibit 99.1

NaaS Technology Inc. to Hold Annual General Meeting on April 19, 2023

BEIJING, March 23, 2023 /PRNewswire/ -- NaaS Technology Inc. (Nasdaq: NAAS) (the "Company"), one of the largest and fastest-growing electric vehicle charging service providers in China, today announced that it will hold an annual general meeting of shareholders (the "AGM") at 10:00 AM Beijing time on April 19, 2023 at Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, People's Republic of China, for the purposes of considering and, if thought fit, passing each of the proposed resolutions set forth in the notice of the AGM (the "AGM Notice"). The AGM Notice, which contains details of these proposed resolutions, and the form of proxy cards for the AGM are available on the Company's investor relations website at https://ir.enaas.com and are also being furnished today on a Form 6-K to the U.S. Securities and Exchange Commission ("SEC"). The Board of Directors of the Company fully supports the proposed resolutions set out in the AGM Notice and recommends that shareholders and holders of the Company's American depositary shares ("ADSs") vote in favor of these resolutions.

Holders of record of the Company's ordinary shares at the close of business on March 23, 2023 (Cayman Islands time) are entitled to attend and vote at the AGM and any adjournment or postponement thereof. Holders of the ADSs at the close of business on March 23, 2023 (New York City time) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company's ADS program, JPMorgan Chase Bank, N.A.

Shareholders and ADS holders may access the Company's public filings free of charge at the Company's investor relations website https://ir.enaas.com, and on the SEC's website http://www.sec.gov.

About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. NaaS provides one-stop services to charging pile manufacturers and operators, OEMs, companies with their own delivery fleets as well as fleet operators, with online, offline, and non-electric services covering the whole value chain across the EV sector. As of September 30, 2022, NaaS had connected over 434,000 chargers with a total charging volume reaching 1,892 GWh in the first three quarters of 2022. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations
NaaS Technology Inc.
E-mail: ir@enaas.com

Media inquiries:
E-mail: pr@enaas.com